                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                 Schedule 13D/A

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1 )*


                         Danielson Holding Corporation
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                                (Name of Issuer)

                    Common Stock, Par Value $0.10 per share
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                         (Title of Class of Securities)

                                   236274106
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                                 (CUSIP Number)

                               Joseph M. Paolucci
                        Equity Group Investments, L.L.C.
                      Two North Riverside Plaza, Suite 600
                            Chicago, Illinois 60606
                                  312-454-0101
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                        March 21, 2002 and April 1, 2002
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.12d-1(f) or 240.13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

                                Page 1 of 29 Pages


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CUSIP NO. 236274106                  13D/A                  Page 2 of 29 Pages



-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          SZ Investments, L.L.C.   FEIN 36-4150443

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS*
          WC
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   5      CHECK BOX IF DISCOURSE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)
                                                                           [ ]
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   6      CITIZENSHIP OR PLACE OF ORIGIN
          Delaware
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     NUMBER OF
      SHARES        7   SOLE VOTING POWER
   BENEFICIALLY         2,000,000
   OWNED BY EACH    ------------------------------------------------------------
    REPORTING       8   SHARED VOTING POWER
    PERSON WITH         0
--------------------------------------------------------------------------------
                    9   SOLE DISPOSITIVE VOTING POWER
                        3,900,437 (1)
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                    10  SHARED DISPOSITIVE VOTING POWER
                        0
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,900,437 (1)
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          18.2%
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   14     TYPE OF REPORTING PERSON*
          00
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 1,900,437 shares of Common Stock which SZ Investments, L.L.C. has the right to purchase under the warrant described in Item 3 herein, which warrant is exercisable within 60 days hereof.
(2) Based upon 19,505,954 shares of Common Stock outstanding, as of November 7, 2001, as set forth in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2001, and assuming issuance of 1,900,437 shares of Common Stock pursuant to the exercise of the warrant.


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CUSIP NO. 236274106                  13D/A                  Page 3 of 29 Pages



                  ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.
            CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE
               THE SAME MEANING AS THEY HAVE IN THE SCHEDULE 13D.

Item 2.  Identity and Background.

     Item 2 is hereby amended to add the following:

     (a) and (b)    SZ Investments, L.L.C., is a Delaware limited liability
company ("SZI"). SZI is owned by various trusts for the benefit of Samuel Zell and his family. The trustee of each of these trusts is Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust"). The information previously reported in Appendix A to the Schedule 13D is hereby amended as follows:

     The executive officers and directors of SZI are as follows:

          Samuel Zell - President; Chairman of the Board of Equity Group
               Investments, L.L.C. ("EGI")
          Donald J. Liebentritt - Vice President; President of EGI William C. Pate - Vice President; Managing Director of EGI Philip Tinkler - Treasurer; Vice President and Treasurer of EGI

     The officers and directors of Chai Trust are as follows:

          Bert Cohen is a Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 181 North Carmelina Avenue, Los Angeles, California 90049.

          Kellie Zell is a Director of Chai Trust and also works as a homemaker.

          Donald J. Liebentritt is the President and a Director of Chai Trust. Mr. Liebentritt is also the President of EGI.

          Leah Zell Wanger is a Director of Chai Trust. Ms. Wanger also co-owner and co-manages Wanger Asset Management, the registered advisor for the Acorn Mutual Funds, whose business address is 227 West Monroe Street, Suite 300, Chicago, Illinois 60603.

          JoAnn Zell Gillis is a Director of Chai Trust. Mrs. Zell Gillis is a physician.

          Matthew Zell is a Director of Chai Trust. Mr. Zell is a Manager of
          EGI.

          Robert M. Levin is a Senior Trust Officer of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.



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CUSIP NO. 236274106                  13D/A                  Page 4 of 29 Pages


          James Bunegar is Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI.

     The business address of William Pate, Philip Tinkler, Chai Trust, Kellie Zell, Donald Liebentritt, JoAnn Zell Gillis, Matthew Zell and James Bunegar is Two North Riverside Plaza, Chicago, Illinois 60606. All of the executive officers and directors of SZI and Chai Trust are United States citizens.

     (d) and (e)    None of SZI, or to the knowledge of each of SZI or Chai
Trust, none of their respective executive officers or directors has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the executive officers and directors of SZI and Chai Trust are United States citizens.

Item 3.  Source and Amount of Funds and Other Consideration.

     Item 3 is hereby amended to add the following:

     In connection with the Issuer's acquisition of American Commercial Lines LLC ("ACL") and the recapitalization of ACL, the Issuer announced that it would conduct a rights offering to be issued pro rata to all holders of the Issuer's Common Stock to purchase newly-issued shares of Common Stock in the aggregate amount of $42 million ("Rights Offering"). SZI has agreed with the Issuer pursuant to a binding Term Sheet, a copy of which is attached hereto as Exhibit 6 and incorporated herein by reference thereto ("Term Sheet"). Pursuant to the Term Sheet, simultaneous with the Rights Offering, SZI will exercise its outstanding Warrant and purchase up to 4.0 million shares of Common Stock offered in the Rights Offering which are not otherwise subscribed for, provided that such purchases do not require SZI to make a Hart-Scott-Rodino ("HSR") or insurance regulatory filing or require approval of the Issuer's shareholders (collectively, the "Approval Requirement Limitations"). In the event that Approval Requirement Limitations restrict purchases of Common Stock by SZI, then SZI has agreed to make a loan to the Issuer (the "Bridge Loan") in an amount equal to the number of shares not purchased by SZI due to such Approval Requirement Limitation multiplied by $5.00, at an interest rate of 12% per annum payable in cash, with a maturity date of the earlier of 180 days after issuance of such loan or the date on which SZI purchases such shares of Common Stock following satisfaction of the applicable approvals. All funds to be used to exercise the Warrant to purchase shares of Common Stock under the Rights Offering will come from working capital of SZI.

Item 4.  Purpose of Transaction.

     Item 4 is hereby amended to add the following:

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CUSIP NO. 236274106                  13D/A                  Page 5 of 29 Pages

     The purpose of the transactions contemplated under the Term Sheet is to assist the Issuer in satisfying its cash contribution obligations in connection with the acquisition and recapitalization of ACL. Pursuant to the transactions contemplated under the Term Sheet, SZI will acquire additional shares of Common Stock in the Issuer. At this time the number of additional shares of Common Stock to be acquired cannot be determined.

Item 5.  Interest in Securities of Issuer.

     Item 5 is hereby amended and restated as follows:

     (a) and (b) To the best knowledge of SZI, as set forth in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2001, as of November 7, 2001 there were 19,505,954 shares of Common Stock outstanding. Based upon the foregoing, the 2,000,000 Initial Shares beneficially owned by SZI represent approximately 10.3% of the issued and outstanding Common Stock. Assuming exercise of the Warrant, the additional 1,900,437 shares covered by the Warrant represent approximately 8.9% of the issued and outstanding Common Stock and, together with the shares of Common Stock beneficially owned by SZI, approximately 18.2% of the issued and outstanding Common Stock.

     SZI currently has the sole power to vote or to direct the vote of the Initial Shares exercised by it. SZI also has the power to dispose of or to direct the disposition of its Purchased Shares.

     Except as set forth below, as of the date hereof, neither SZI, nor to the best knowledge of SZI, any of the persons set forth in Item 2 hereof, owns any shares of Common Stock other than the Purchased Shares owned by SZI. Donald Liebentritt owns 30,000 shares of Common Stock, with respect to which Mr. Liebentritt has sole power to vote and to dispose of such shares and vested options to purchase 10,000 shares with respect to which Mr. Liebentritt has sole power to dispose. William Pate owns 45,000 shares of Common Stock with respect to which Mr. Pate has sole power to vote and dispose of such shares and vested options to purchase 25,000 shares with respect to which Mr. Pate has the sole power to dispose. Philip Tinkler owns 8,500 shares of Common Stock with respect to which Mr. Tinkler has sole power to vote and dispose of such shares and options to purchase 5,000 shares with respect to which Mr. Tinkler has the sole power to dispose.

     (c) During the last 60 days, the only transaction in the Common Stock effected by SZI, or to the best knowledge of SZI and the persons set forth in
Item 2, is the execution of the Term Sheet attached hereto as Exhibit 6.

     (d) No person other than SZI has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by SZI.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


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CUSIP NO. 236274106                  13D/A                  Page 6 of 29 Pages

     Item 6 is hereby amended to add the following:

     In connection with the Issuer's acquisition ACL and the recapitalization of ACL, SZI has agreed with the Issuer pursuant to a binding Term Sheet, that simultaneous with the Rights Offering, SZI will exercise its outstanding Warrant and purchase up to 4.0 million shares of Common Stock offered in the Rights Offering which are not otherwise subscribed for, provided that such purchases are not subject to any Approval Requirement Limitations. In the event that Approval Requirement Limitations restrict purchases of Common Stock by SZI, then SZI has agreed to make the Bridge Loan to the Issuer in an amount equal to the number of shares not purchased by SZI due to such Approval Requirement Limitation multiplied by $5.00, at an interest rate of 12% per annum payable in cash, with a maturity date of the earlier of 180 days after issuance of such loan or the date on which SZI purchases such shares of Common Stock following satisfaction of the applicable approvals. All funds to be used to exercise the Warrant to purchase shares of Common Stock under the Rights Offering will come from working capital of SZI.

     Under the Term Sheet, as compensation for SZI's commitments thereunder, the Issuer has agreed to pay to SZI a fee of $1,000,000 in the event that the Issuer commences the Rights Offering while the Term Sheet is in effect or $250,000 in the event that the Issuer terminates this Term Sheet or does not commence the Rights Offering. The Issuer has paid $250,000 to SZI and will pay to SZI the additional $750,000 upon commencement of the Rights Offering. In addition, the Issuer will reimburse SZI for up to $25,000 in fees and expenses, plus filing fees, if any, in connection with any HSR filing or insurance regulatory filings.

     Pursuant to an amended letter agreement between Issuer and EGI, a copy of which is attached hereto as Exhibit 7 and incorporated herein by reference, Issuer has agreed to pay to EGI a fee of $3,000,000 for transaction and advisory services in connection with the acquisition of ACL by the Issuer.

     Under the Term Sheet, the Issuer has granted to SZI certain rights to require the Issuer to register the Common Stock purchased by SZI and its affiliates.

Item 7.  Material to be Filed as Exhibits.

     Exhibit 1 Stock Purchase and Sale Agreement (incorporated by reference to Exhibit 10.1 of Danielson Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission on
                          August 13, 1999)

     Exhibit 2 Amendment No. 1, Assignment and Consent to Assignment of Stock Purchase Agreement (incorporated by reference to Exhibit 10.2 of Danielson Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission on August 13, 1999)




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CUSIP NO. 236274106                  13D/A                  Page 7 of 29 Pages



     Exhibit 3            Investment Agreement (incorporated by reference to
                          Exhibit 10.3 of Danielson Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission on August 13, 1999)

     Exhibit 4 Assignment and Consent to Assignment of Investment Agreement (incorporated by reference to Exhibit
                          10.4 of Danielson Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission on August 13, 1999)

     Exhibit 5            Warrant*

     Exhibit 6 Summary of Terms of Standby Commitment of Rights Offering between Danielson Holding Corporation and SZ Investments, L.L.C., dated as of March 21, 2002**

     Exhibit 7 Letter Agreement dated April 14, 1999 between Equity Group Investments, L.L.C. and Danielson Holding Corporation and amendments dated June 2, 1999 and April 1, 2002**


     ----------
     *  Filed on August 12, 1999 on Schedule 13D.
     ** Filed herewith.


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CUSIP NO. 236274106                  13D/A                  Page 8 of 29 Pages

                                    SIGNATURE


          After a reasonable inquiry and the best of undersigned's knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D/A is true, complete and accurate.

Dated:  April 1, 2002



                                          SZ INVESTMENTS, L.L.C.



                                          /s/ Donald J. Liebentritt
                                          -----------------------------------
                                          Donald J. Liebentritt,
                                          Vice President



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CUSIP NO. 236274106                  13D/A                  Page 9 of 29 Pages


                                  EXHIBIT INDEX

EXHIBIT NUMBER               DESCRIPTION                                 PAGE
--------------               -----------                                 ----


     6 Summary of Terms of Standby Commitment of Rights Offering between Danielson Holding Corporation and SZ Investments, L.L.C., dated as of March 21,
                   2002

     7             Letter Agreement dated April 14, 1999 between
                   Equity Group Investments, L.L.C. and Danielson
                   Holding Corporation and amendments dated June 2, 1999 and April 1, 2002